Publication: South China Morning Post **Date:** 29 May 2007 FPC Exemption (82-836)
Page: Classified 5 **Where Published:** Hong Kong

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock Code: 00142)

ANNOUNCEMENT

PROPOSED ACQUISITION OF A MAJORITY INTEREST IN PT PERUSAHAAN PERKEBUNAN LONDON SUMATRA INDONESIA TBK

MAJOR TRANSACTION

RESUMPTION OF TRADING

THE PROPOSED ACQUISITION

INFORMATION ON INDO AGRI AND SIMP

INFORMATION ON THE PPLS GROUP

(Rp' million)	FY2004[1]	FY2005[3]	FY2006[4]	FY2007[5]
Net sales	1,654,294	[illegible]	[illegible]	534,375
Profit before income tax	357,630	373,947	429,962	134,871
Net income/(loss)	(27,198)[2]	352,734	[illegible]	91,319
Net Asset Value	769,213	1,124,937	1,345,908	1,437,219
Net Tangible Assets	769,213	1,124,937	1,345,908	1,437,219

CASH CONSIDERATION

INDO AGRI CONSIDERATION SHARES

TOTAL CONSIDERATION

VIEWS OF THE DIRECTORS OF FIRST PACIFIC

RATIONALE FOR THE PROPOSED ACQUISITION

KEY TERMS OF THE PROPOSED ACQUISITION

IMPLICATIONS UNDER THE LISTING RULES

GENERAL

RESUMPTION OF TRADING

DEFINITIONS

By Order of the Board
First Pacific Company Limited
Nancy L. M. Li
Company Secretary

Hong Kong, 28 May 2007

END